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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Crossing Limited

(Name of Issuer)

Common Shares, par value $.01 per share

(Title of Class of Securities)

G3921A175

(Cusip Number)

Pek Siok Lan
c/o Singapore Technologies Telemedia Pte Ltd
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
Telephone: (65) 6723 8668
Facsimile: (65) 6720 7277

Copy to

Michael W. Sturrock, Esq.
Latham & Watkins LLP
80 Raffles Place #14-20
Singapore 048624
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3921A175			Page 2 of 9 Pages

1.	Name of Reporting Person: Temasek Holdings (Private) Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 24,600,000(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 24,600,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,600,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.50%

14.	Type of Reporting Person (See Instructions): CO

(1)	Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP No. G3921A175			Page 3 of 9 Pages

1.	Name of Reporting Person: Singapore Technologies Pte Ltd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 24,600,000(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 24,600,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,600,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.50%

14.	Type of Reporting Person (See Instructions): CO

(1)	Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP No. G3921A175			Page 4 of 9 Pages

1.	Name of Reporting Person: Singapore Technologies Telemedia Pte Ltd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 24,600,000(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 24,600,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,600,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.50%

14.	Type of Reporting Person (See Instructions): CO

(1)	Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP No. G3921A175			Page 5 of 9 Pages

1.	Name of Reporting Person: STT Communications Ltd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 24,600,000(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 24,600,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,600,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.50%

14.	Type of Reporting Person (See Instructions): CO

(1)	Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP No. G3921A175			Page 6 of 9 Pages

1.	Name of Reporting Person: STT Crossing Ltd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 24,600,000(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 24,600,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,600,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.50%

14.	Type of Reporting Person (See Instructions): CO

(1)	Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

Page 7 of 9 Pages

This Amendment No. 2 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd (“STT”) with the Securities and Exchange Commission (“SEC”) on December 19, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT with the SEC on January 12, 2004 (as amended, the “Statement”), with respect to the common shares, par value $.01 per share (the “Common Shares”), of Global Crossing Limited, a company organized under the laws of Bermuda (the “Issuer”), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of Transaction

Item 4 is amended to include the following new paragraphs:

On May 19, 2004, an affiliate of STT (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with Global Crossing (UK) Telecommunications Limited, an affiliate of the Issuer, as borrower (the “Borrower”), providing for availability of up to $100 million of secured bridge financing for the Issuer’s business operations. The borrowings under the Credit Agreement may be used for the repayment of a portion of the demand loans payable by the Borrower to an affiliate of the Issuer. The borrowings are secured by all of the property of the Borrower (other than any property expressly excluded pursuant to the terms of the Global Security Agreement (as defined in the Indenture)), and capital stock of the Borrower.

The Issuer and STT and its affiliates are seeking and will continue to seek new equity and/or debt financing in order to recapitalize the Issuer and to finance the Issuer’s business operations. No assurances can be given that these efforts will be successful or that such efforts would enable the Issuer to improve its business operations.

Item 7. Material to be Filed as Exhibits

1.	Credit Agreement, dated as of May 18, 2004, among Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Global Crossing Limited with the Securities and Exchange Commission on May 19, 2004).

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2004

TEMASEK HOLDINGS (PRIVATE) LIMITED

	By	/s/ Jeffrey Chua

	Name:	Jeffrey Chua
	Title:	Director, Legal & Secretariat

SINGAPORE TECHNOLOGIES PTE LTD

	By	/s/ Chua Su Li

	Name:	Chua Su Li
	Title:	Company Secretary

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By	/s/ Pek Siok Lan

	Name:	Pek Siok Lan
	Title:	Company Secretary

STT COMMUNICATIONS LTD

	By	/s/ Pek Siok Lan

	Name:	Pek Siok Lan
	Title:	Company Secretary

STT CROSSING LTD

	By	/s/ Pek Siok Lan

	Name:	Pek Siok Lan
	Title:	Director

Page 9 of 9 Pages

EXHIBIT INDEX

1.	Credit Agreement, dated as of May 18, 2004, among Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Global Crossing Limited with the Securities and Exchange Commission on May 19, 2004).